Exhibit 6

For Immediate Release	29 August 2017

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified on 28 August 2017 of the following security arrangement on part of Paul Richardson’s ownership in 117,479 American Depositary Receipts (ISIN: US92937A1025) each of which represents five ordinary shares of £0.10 each in WPP plc (ISIN: JE00B8KF9B49) (“WPP Shares”) (“WPP ADRs”):-

On 28 August 2017, Paul Richardson charged 117,479 WPP ADRs to Bank of America-BANA (“Bank of America”) as security for a facility made available to Paul Richardson by Bank of America, and previously charged to Bank of America for a facility which has been cancelled with effect from 28 August 2017.

The total number of WPP ADRs held by Paul Richardson and charged to Bank of America therefore remains 117,479.

At today’s date, Paul Richardson’s beneficial holding is the equivalent of 1,068,240 WPP Shares held in the form of 213,648 WPP ADRs representing 0.084% of the issued share capital of WPP.

This announcement is made in accordance with article 19 of the Market Abuse Regulation (Regulation 596/2014).

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204

Chris Wade, WPP

Marie Capes, WPP

END